United States securities and exchange commission logo





                             January 20, 2023

       Lucas Wang
       Chief Executive Officer
       Bit Origin Ltd.
       375 Park Ave, Fl 1502
       New York, NY 10152

                                                        Re: Bit Origin Ltd.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-3
                                                            Filed January 5,
2023
                                                            File No. 333-268501

       Dear Lucas Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Miners, page 5

   1. Refer to your response to comment 10. Please revise your disclosure to describe the terms and provisions of your
insurance policies covering your miners. To the extent that you do not have insurance
coverage for your crypto asset miners, please revise to add risk factor disclosure.
   2. Refer to your response to comment 13. Please revise to clarify the difference between the two breakeven points
identified in the last paragraph on page 5. In addition, disclose the range of the value of
Bitcoin for the periods covered by your financial statements and
 Lucas Wang
Bit Origin Ltd.
January 20, 2023
Page 2
         include the assumptions made in determining value. Also revise to address the impact of your policy to hold your mined Bitcoin "in order to enjoy the potential benefits of the appreciation of the Bitcoin price."
Prospectus Summary
Business Overview, page 5

3. Refer to your response to comment 9. Please revise to disclose whether you use a third-
         party custodian to store your bitcoin. If so, please identify the third-party custodian and describe the material terms of the agreement, including a description of the custodian's insurance and the degree to which the custodian's policies provide coverage for the loss of your crypto assets and whether the insurance provider has inspection rights associated with the crypto assets held in storage.
Cheyenne, Wyoming, page 6

4. Refer to your response to comment 19. Please revise to clarify what you mean by your disclosure on page 6 regarding a "sharing percentage of 8.8235%." Mining Facilities
Marion, Indiana, page 6

5. Refer to your response to comment 14. Please Reconcile your disclosure regarding your agreement with Your Choice Four CA, Inc. on page 7 with your disclosure on page 10 that "the hosting fee is adjusted to the sum of (i) the electricity costs and 50% of
         SonicHash US's profit generated from the Indiana site, i.e., the difference of the market price of the Bitcoins mined from the Indiana site and the electricity costs."
6. Refer to your response to comment 15. Please revise to disclose whether your agreements with Your Choice Four CA, Inc. include insurance for loss of power or damage to the hosted mining machines.
Impact of Recent Developments Regarding Crypto Asset Market, page 10

7. Please disclose how the "market price" of Bitcoins mined from the Indiana site is calculated pursuant to the December 2022 agreement with Your Choice Four CA, Inc.
8. Refer to your response to comment 22. Please revise your disclosure on page 10 to identify any material pending crypto legislation or regulation, and describe the material effects such legislation may have on your business, financial condition and results of operation.
FirstName LastNameLucas Wang
9. Please revise your disclosure on page 10 and in your risk factors section to address the
Comapany    NameBit
       risk that       Origin
                 the price    Ltd. Ordinary Shares may impact your ability to
regain compliance
                           of your
Januarywith
         20, Nasdaq
             2023 PageListing
                         2 Rule 5550(a)(2) by June 12, 2023.
FirstName LastName
 Lucas Wang
FirstName  LastNameLucas Wang
Bit Origin Ltd.
Comapany
January 20,NameBit
            2023   Origin Ltd.
January
Page 3 20, 2023 Page 3
FirstName LastName
Risk Factors, page 13

10. Please revise your risk factors and dilution section to discuss and quantify the effect(s)
         that converting the notes and exercising the warrants could have on existing shareholders.
Our board of management have experience in risk management, page 18

11. Refer to your response to comment 25. Please expand this risk factor to describe the risk management policies in place in light of current crypto asset market conditions.
The October 2022 Private Placement
The Private Placement, page 19

12. Refer to your response to comment 2. Please disclose the amount of crypto assets pledged as collateral in connection with the October 2022 Private Placement, and, in an appropriate section of your registration statement, please disclose the material terms of your loans from a third-party in which you used crypto assets as collateral.
       Please contact Sonia Bednarowski at 202-551-3666 or Matthew Derby at 202-551-3334
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets